United States securities and exchange commission logo





                             July 20, 2022

       Lingyi Kong
       Chief Executive Officer
       Erayak Power Solution Group Inc.
       No. 528, 4th Avenue
       Binhai Industrial Park
       Wenzhou, Zhejiang Province
       People's Republic of China 325025

                                                        Re: Erayak Power
Solution Group Inc.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed June 28, 2022
                                                            File No. 333-262292

       Dear Mr. Kong:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 26, 2022 letter.

       Amendment No. 3 to Registration Statement on Form F-1 filed June 28,
2022

       Prospectus Summary, page 1

   1. We note your disclosure on page 5 regarding delays. Please disclose whether and how your business segments,
products, lines of service, projects, or operations are materially impacted by supply
chain disruptions, especially in light of Russia   s invasion of Ukraine.
                                                        For example, discuss
whether you have or expect to:

                                                            suspend the
production, purchase, sale or maintenance of certain items;
                                                            experience higher
costs due to constrained capacity or increased commodity prices or
 Lingyi Kong
Erayak Power Solution Group Inc.
July 20, 2022
Page 2
         challenges sourcing materials;
             experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
             be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing invasion; or
             be exposed to supply chain risk in light of Russia   s invasion of
Ukraine and/or related
         geopolitical tension.

         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

2. To the extent material, disclose any new or heightened risk of potential cyberattacks by
         state actors or others since Russia   s invasion of Ukraine and
whether you have taken
         actions to mitigate such potential risks.
3. Please describe the extent and nature of the role of the board of directors in overseeing
         risks related to Russia   s invasion of Ukraine. This could include
risks related to
         cybersecurity, sanctions, employees based in affected regions, and supply chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions. Transfers of Cash to and from our Subsidiaries, page 6

4. We note your disclosure that no dividend was declared. Please revise to correct inconsistencies in the disclosure in the Prospectus Summary section and throughout your filing that implies that dividends were made by subsidiaries. Please clarify the disclosure throughout your filing regarding your reliance on dividends. For example, we note your disclosure on page 6 that "We may rely on dividends to be paid by our PRC subsidiaries to fund our cash and financing requirements" with disclosure on page 6 that "The
         Company relies on dividends paid by its subsidiaries for its working capital and cash needs." As another example, we note the reference in the title of the first risk factor on page 34 to "will rely on dividends" and the reference within that same risk factor to "may rely on dividends." Please clarify whether you have received any dividends and quantity the amount.
You may have difficulty enforcing judgments obtained against us, page 47

5. We note the disclosure on pages 129-130 about your officers and directors. Please revise the disclosure on page 47 to discuss, if applicable, the extent to which your directors and
FirstName LastNameLingyi Kong
       officers are nationals or residents of the PRC and discuss the difficulty of bringing actions
Comapany    NameErayak
       against            Power Solution
               them and enforcing          Group
                                     judgments     Inc. them. Also, revise the
Risk Factors
                                                against
July 20,Summary
         2022 Pagesection
                     2    beginning on page 12 to highlight such risk.
FirstName LastName
 Lingyi Kong
FirstName  LastNameLingyi  Kong
Erayak Power  Solution Group Inc.
Comapany
July       NameErayak Power Solution Group Inc.
     20, 2022
July 20,
Page  3 2022 Page 3
FirstName LastName
Our Business Strategies, page 84

6. Please ensure that you have updated the disclosure throughout your filing to the extent practicable. For example, we note the reference on page 84 to "We expect to offer these new products to the market at the end of 2021." As another example, we note the disclosure in the Related Party Transaction section beginning on page 107 of balances as of December 31, 2021.
Exhibit Index, page II-5

7. We note the statement on page 2 of the opinion filed as exhibit 5.1 that "there will be no further obligation of the holders of any of the Shares to make any further payment to the
         Company in respect of such Shares." Please have counsel opine whether the shares are non-assessable based on the meaning of that term under U.S. law. Refer to Section
         II.B.1.c of Staff Legal Bulletin No. 19.
8. We note the statement in the penultimate paragraph of the opinion filed as exhibit 5.2 that the "opinion is limited to the application of the Securities Act and the rules and regulations of the SEC promulgated thereunder." The opinion must opine that the warrant is a binding obligation of the registrant under the law of the jurisdiction governing the warrant agreement, which, in this case, appears to be New York. Please have counsel revise the opinion accordingly. For guidance, refer to Section II.B.1.f of Staff Legal
         Bulletin No. 19.
       You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Andrew Blume,
Senior Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      William S. Rosenstadt, Esq.